U.S. SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C. 20549

                                    SCHEDULE 13D

                      UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                  (AMENDMENT NO. 2)


                                AVERY SPORTS TURF, INC.
                                    (Name of Issuer)

                                     COMMON STOCK
                           (Title of Class of Securities)

                                      053641-10-6
                                     (CUSIP Number)

                                  Gary Borglund, President
                                  Avery Sports Turf, Inc.
                              7550 24th Avenue South, Suite 168
                                Minneapolis, Minnesota 55450
       (Name, Address and Telephone Number of Person Authorized to Receive
                                  Notices and Communications)

                                         June 17, 2002
                  (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13C, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box [ ].

1. Names of Reporting Persons. S.S or I.R.S. Identification Nos. of Above Persons (entities only): Richard Dunning

2. Check the Appropriate Box if a Member of a Group (See
Instructions):
(a)________________________________________________________________
(b)________________________________________________________________

3. SEC Use Only:

4. Source of Funds (See Instructions):
    OO

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

6. Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With:

7. Sole Voting Power: 7,250,000

8. Shared Voting Power: 0

9. Sole Dispositive Power: 7,250,000

10. Shared Dispositive Power: 0

11. Aggregate Amount Beneficially Owned by the Reporting Persons
(combined): 7,250,000

12. Check if the Aggregate Amount in Row (11) Excludes Certain
Shares: _______

13. Percent of Class Represented by Amount in Row (11): 13.09% (as of June 17, 2002)

14.  Type of Reporting Person:  IN

ITEM 1.  SECURITY AND ISSUER.

Avery Sports Turf, Inc.
Common Stock, $0.001 par value
7550 24th Avenue South, Suite 168
Minneapolis, Minnesota 55450

ITEM 2.  IDENTITY AND BACKGROUND.

(a)  Richard Dunning.

(b)  7550 24th Avenue, Suite 168, Minneapolis, Minnesota 55450

(c)  Consultant; director of the Issuer.

(d)  No.

(e)  No.

(f)  United States.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

2,250,000 shares were paid to Richard Dunning by the Issuer on June 17, 2002 in lieu of salary.

ITEM 4.  PURPOSE OF TRANSACTION.

See Item 3 above.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

(a) 7,250,000 shares owned by Mr. Dunning. This amount represents, as of June 17, 2002, 13.09% of the outstanding shares.

(b) Mr. Dunning has sole voting power with respect to all 7,250,000 shares reported.

(c) Transactions in the class of securities reported on that were effected during the past sixty days or since the most recent filing of Schedule 13D, whichever is less: See Item 6 below.

(d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

(e) If applicable, state the date on which the reporting person ceased to be the beneficial owner of more than five percent of the class of securities: Not applicable.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
WITH RESPECT TO SECURITIES OF THE ISSUER.

See Item 3 above.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

None.

                                      SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the above information set forth in this statement is true, complete and correct.


Date: July 14, 2003                    Richard Dunning
                                       /s/  Richard Dunning